UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
_______________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2025
Commission File No. 001-36675
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STELLANTIS N.V.
(Translation of Registrant’s Name Into English)

_______________________________
Taurusavenue 1
2132LS, Hoofddorp
The Netherlands
Tel. No.: +31 237001511
(Address of Principal Executive Offices)
_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

The following exhibit is furnished herewith:

Exhibit 99.1	Press release issued by Stellantis N.V. dated March 3, 2025.
Exhibit 99.2	Notice of Annual General Meeting
Exhibit 99.3	Agenda and Explanatory Notes
Exhibit 99.4	Bio of Daniel Ramot
Exhibit 99.5	Bio of Alice Davey Schroeder
Exhibit 99.6	Letter to Stellantis Shareholders from the Chair of the Remuneration Committee
Exhibit 99.7	Remuneration Policy
Exhibit 99.8	Equity Incentive Plan
Exhibit 99.9	Corporate Governance Statement
Exhibit 99.10	Outstanding Share Capital and Number of Voting Rights at the Date of Notice
Exhibit 99.11	Shares registered in the United States - Proxy card

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2025	STELLANTIS N.V.

	By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: General Counsel

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release issued by Stellantis N.V. dated March 3, 2025.
Exhibit 99.2	Notice of Annual General Meeting
Exhibit 99.3	Agenda and Explanatory Notes
Exhibit 99.4	Bio of Daniel Ramot
Exhibit 99.5	Bio of Alice Davey Schroeder
Exhibit 99.6	Letter to Stellantis Shareholders from the Chair of the Remuneration Committee
Exhibit 99.7	Remuneration Policy
Exhibit 99.8	Equity Incentive Plan
Exhibit 99.9	Corporate Governance Statement
Exhibit 99.10	Outstanding Share Capital and Number of Voting Rights at the Date of Notice
Exhibit 99.11	Shares registered in the United States - Proxy card